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WRITER’S DIRECT LINE 813.225.4122

ccreely@foley.com

July 14, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, DC 20549

Attention: Sasha Parikh, Kevin Vaughn, Jimmy McNamara, and Jason Drory

Re:	MIRA Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed June 29, 2023
File No. 333-273024

Dear Ms. Parikh, Mr. Vaughn, Mr. McNamara, and Mr. Drory:

On behalf of MIRA Pharmaceuticals, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to Erez Aminov, the Company’s Chief Executive Officer, dated July 8, 2023, relating to the above-referenced filing. Your comments are reproduced below in italicized bold text, followed by our responses on behalf of the Company. Please be advised that the Company is concurrently publicly filing via EDGAR an Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”).

Registration Statement on Form S-1

Notes to Financial Statements

Note 10- Subsequent Events

Reverse Stock Split, page F-14

1.	Please have your auditors provide a revised audit report with regards to the reverse stock split that was completed June 28, 2023 (and disclosed in the updated footnote 10) in accordance with paragraph .05 of AS 3110, or explain why a revised audit report is not required.

Response: Please be advised that the Amended Registration Statement includes a revised audit report, which has been revised to reflect a date after the completion of the reverse stock split.

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AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

July 14, 2023

Should you have any additional questions, please do not hesitate to contact the undersigned at 813.225.4122.

Best regards,

/s/ Curt P. Creely

Curt P. Creely